Exhibit 99.1

Acquisition of Freeline by Syncona Becomes Effective

LONDON, February 20, 2024 – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (“Freeline”) and Syncona Ltd (“Syncona”) today announced that, in connection with Syncona’s acquisition of Freeline by way of a scheme of arrangement (the “Scheme”), the Scheme has been sanctioned by the Court and the court order (together with a copy of the scheme circular published by Freeline on January 18, 2024 (the “Scheme Circular”)) has been delivered to the Registrar of Companies. Accordingly, the Scheme has become Effective in accordance with its terms and the entire issued share capital of Freeline is now owned or controlled by Syncona Portfolio Limited.

Capitalized terms in this announcement, unless otherwise defined, have the same meanings as set out in the Scheme Circular.

Next steps and timetable

Scheme Shareholders on the register of shareholders of Freeline at 6.00 p.m. (GMT) on February 19, 2024 will be entitled to receive $0.433333 in cash for each Scheme Share held or $6.50 in cash per American Depositary Share of Freeline (“ADSs”).

Settlement of the consideration to which any Scheme Shareholder is entitled will be effected by the dispatch of a check or electronic payment to the Scheme Shareholder’s specified account (for Scheme Shareholders holding Scheme Shares in certificated form) or the crediting of a Scheme Shareholder’s CREST account (for Scheme Shareholders holding Scheme Shares in uncertificated form) as soon as practicable and, in any event, not later than 14 days after the Effective Date. Accordingly, March 4, 2024 is the latest date for the dispatch of checks and settlement of the consideration as set out in the Scheme Circular. Payment of the consideration, without interest and net of any applicable withholding taxes and Depositary fees, will be made to Freeline ADS Holders as soon as practicable after Citibank, N.A., the ADS depositary, receives the aggregate consideration payable to Freeline ADS Holders from Computershare, the Company’s receiving agent.

In connection with the Scheme becoming Effective, the ADSs will be de-listed from the Nasdaq Capital Market (“Nasdaq”), and the last day of trading in the ADSs on Nasdaq was February 16, 2024.

Board changes

As the Scheme has now become Effective, Julia Gregory, Martin Andrews, Jeffrey Chodakewitz, Colin Love and Paul Schneider have stepped down from the Freeline Board.

About Freeline Therapeutics

Freeline is a clinical-stage biotechnology company focused on developing transformative gene therapies for chronic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector and capsid (AAVS3), along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into a patient’s bloodstream. Freeline is currently advancing FLT201, a highly differentiated gene therapy candidate that delivers a novel transgene, in a Phase 1⁄2 clinical trial in people with Gaucher disease type 1. Freeline has additional programs in research, including one focused on GBA1-linked Parkinson’s disease that leverages the same novel transgene as FLT201. Freeline is headquartered in the UK and has operations in the United States. For more information, visit www.freeline.life or connect with Freeline on LinkedIn and X.

About Syncona

Syncona’s purpose is to invest to extend and enhance human life. Syncona does this by creating and building companies to deliver transformational treatments to patients in areas of high unmet need. Syncona’s strategy is to create, build and scale companies around exceptional science to create a diversified portfolio of 20-25 globally leading healthcare businesses, across development stage and therapeutic areas, for the benefit of all its stakeholders. Syncona focuses on developing treatments for patients by working in close partnership with world-class academic founders and management teams. Syncona’s balance sheet underpins its strategy enabling it to take a long-term view as it looks to improve the lives of patients with no or poor treatment options, build sustainable life science companies and deliver strong risk-adjusted returns to shareholders.

Syncona Limited seeks to achieve returns over the long term. Investors should seek to ensure they understand the risks and opportunities of an investment in Syncona Limited, including the information in our published documentation, before investing.

Forward-Looking Statements

This announcement contains statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of Freeline regarding future events or future results, in contrast with statements that reflect historical facts. All statements, other than historical facts, including statements regarding the anticipated benefits of the Acquisition, the closing of the Acquisition and de-listing of the ADSs, are forward-looking statements. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to Freeline, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including (1) the risk that the Acquisition disrupts the parties’ current operations or affects their ability to retain or recruit key employees; (2) the possible diversion of management time on Acquisition-related issues; (3) litigation relating to the Acquisition; (4) unexpected costs, charges or expenses resulting from the Acquisition; and (5) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Acquisition. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Freeline cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties, and other matters can be found in Freeline’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, and in subsequent reports on Form 6-K, in each case including in the sections thereof captioned “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3.D. Risk factors.” Many of these risks are outside of Freeline’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this announcement are made only as of the date hereof. Freeline does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please refer to Freeline’s reports and documents filed with the SEC. You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

Freeline Investor and Media Contact

Naomi Aoki

naomi.aoki@freeline.life

Senior Vice President, Head of Investor Relations & Corporate Communications

+ 1 617 283 4298

Syncona Investor and Media Contacts

Syncona Ltd

Annabel Clark / Fergus Witt

Tel: +44 (0) 20 3981 7940

FTI Consulting

Ben Atwell / Natalie Garland-Collins / Tim Stamper

Tel: +44 (0) 20 3727 1000